Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Cautionary Language Concerning Forward-Looking Statements

This document contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Participants in this Transaction

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

• • • • • • • • • • • • • • • • • • • • • • • • • • • • •

February 22, 2012

11 a.m. Eastern

Operator

Good day ladies and gentlemen and welcome to the ITC Holdings Corp. fourth quarter conference call and webcast. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will be given at that time.

(Operator Instructions)

As a reminder, today’s conference call is being recorded. I will now turn the conference over to your host, Ms. Gretchen Holloway.

Gretchen Holloway - ITC Holdings Corp. – Director of Investor Relations

Good morning everyone, and thank you for joining us for ITC’s 2011 fourth quarter and year-end earnings conference call. Joining me on today’s call are Joseph Welch, Chairman, President, and CEO of ITC and Cameron Bready, our Executive Vice President and CFO. Last night we issued a press release summarizing our results for the fourth quarter and for the year-ended December 31, 2011. We expect to file our form 10-K with the Securities and Exchange Commission today.

Before we begin, I would like to remind everyone of the cautionary language contained in the Safe Harbor Statement. Certain statements made during today’s call that are not historical facts such as those regarding our future plans, objectives, and expected performance are considered forward-looking statements under federal securities laws.

While we believe these statements are reasonable, they are subject to various risks and uncertainties and actual results may differ materially from our projections and expectations. These risk and uncertainties are discussed in our reports filed with the SEC, such as our periodic reports on forms 10-Q and 10-K and our other SEC filings. You should consider these risk factors when evaluating our forward-looking statements. Our forward-looking statements represent our outlook only as of today, and we disclaim any obligation to update these statements except as may be required by law. A reconciliation of the non-GAAP financial measures discussed on today’s call is available on our website.

In addition, on December 5, 2011, ITC and Entergy Corporation made an announcement regarding an intended transaction. Investors are encouraged to read the proxy statement and prospectus in its entirety regarding the proposed transaction, as well as any other relevant documents when they become publicly available. These documents will contain important information about the proposed transaction. A free copy of the proxy statement and prospectus, as well as other filings containing relevant information, will be available without charge on the SEC website.

Copies of the proxy statement and prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement and prospectus can also be obtained when available and without charge from ITC or Entergy. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction is contained in ITC’s proxy statement for its most recent annual meeting and Entergy’s proxy statement for its most annual meeting, both of which are filed with the SEC.

I will now turn the call over to Joe Welch.

Joseph Welch - ITC Holdings Corp. - Chairman, President & CEO

Thanks Gretchen and good morning, everyone. We are very pleased to report results today that demonstrate continued strong performance for ITC on all fronts, strategically, operationally, and financially. For ITC, 2011 proved to be a year of significant milestones and accomplishments, and I would like to touch on several of those this morning in the strategic and operational areas, while Cameron will cover the financial areas. As is customary this time of year, we will also provide you with highlights of our outlook for 2012, as well.

In 2011, ITC successfully completed the largest capital plan ever undertaken by the Company at roughly $630 million. For the past couple of years, we have been highlighting anticipated changes in the composition of our capital investment plans as we continue to pursue and advance larger projects, which present some new challenges given their magnitude and scope. I am very pleased with how our organization is addressing these challenges, and 2011 proved to be a strong demonstration of our ability to undertake and effectively manage multiple large-scale projects.

We now have four of these large-scale projects well into preconstruction activities or under construction, including the KETA project, the Kansas V-Plan, the Thumb Loop, and Salem to Hazelton lines. On the KETA project, we completed right of way for acquisition in early 2011 and have made significant progress on its construction. We expect the first phase of the project to go into service in mid- 2012 and the second phase in late 2012.

For the V-Plan, we received siting approval in July of 2011 and have initiated preconstruction activities including right-of-way acquisition. We also received siting approval for the Thumb Loop project in February of last year, which allowed us to begin right of way acquisition. Close to one third of the right of way acquisition for the project is now complete, and we broke ground on construction of the first substation associated with the project last October.

Lastly, we received the necessary approvals from the Iowa Utility Board in April of last year, which were necessary to obtain the first right of way for the Salem to Hazelton project. We broke ground on this project in November of last year and construction activities are well underway. Keeping these projects on track and at our or under budget is not only important for the company, but also for the region in which they are being constructed given the various benefits they are anticipated to deliver.

Further, 2011 was the first year in which we made significant investments in our development projects, which is a testament to our ability to execute on our ongoing development activities. Five years after entering the SPP region and starting ITC Great Plains from the ground up, we are now well underway with preconstruction and construction activities for three critical projects within the region. We believe that our approach, experience, and success on this front continued to set ITC apart from the others in this space.

As we look forward to 2012, we will once again be ramping up our capital investment program as we continue to execute our five-year plan and the key projects that comprise it. I believe our success to date positions us well to be able to manage this effectively. In addition to advancing our capital investment program, we also had strong achievements in the operational performance of all of our transmission system in 2011.

We successfully completed the most active maintenance plan in the company’s history, all while ensuring exceptional system performance under stress conditions including last summer’s heat wave and another active storm season in the Midwest. More importantly, while executing on these challenging capital and maintenance initiatives, we also achieved top decile performance in safety based on a survey of all EEI companies, which is a reflection of our focus on fostering a safe work environment for our employees and contract workforce.

As it relates to the specific performance of our systems, both ITCTransmission and METC once again demonstrated best in class performance with sustained outage records for the year that should result in top decile performance for both systems. We also saw some significant improvements in the system performance and restoration at ITC Midwest with the fewest sustained outages recorded since we have owned the system.

Although we are pleased with the progress we are making improving the operational performance of this system, particularly given the challenges associated with its geographic dispersion and aged infrastructure, much work and investment remains ahead to achieve performance levels for this system consistent with our standards and those of ITCTransmission and METC.

In addition to the improvements in reliability experience at ITC Midwest, the network upgrades we are making to support new generator interconnections continues to reduce generation curtailments on the ITC Midwest system. The reduction of these curtailments and associated increases in capacity allow customers in this region to benefit from the availability of all generating resources and further facilitates additional export capability, both of which allow for more robust market and customer benefits.

While we continue to enjoy operational success at ITC during the year, 2011 also proved to be a pivotal year on the regulatory front, with regulatory reforms largely focused on FERC Order 1000. This order is largely designed to address two key impediments to investment in regional transmission infrastructure through the establishment of more progressive planning and cost allocation principles. With the implementation of the order underway, we expect a more consistent and robust process across the region for identifying, approving, and allocating costs for regional projects.

We remain engaged in these implementation efforts to help shape the resulting new rules and expect compliance filings to begin in the second half of this year. Of course, we have already seen the effectiveness of more progressive planning and cost allocation principles within SPP and MISO, through the implementation of SPP’s Integrated Transmission Planning Process and their Highway/Byway cost allocation methodology, along with MISO’s Regional Generator Outlet Study and Multi-Value Projects.

Both of these RTO’s are endeavoring to transform their planning process to be more comprehensive and longer term in nature, and have established cost allocation principles that serve to better align the costs of these projects with the wide-spread benefits associated with them. Although Order 1000 was at the center of the policy discussions during 2011, there was also heightened focus on transmission incentives, which we will expect to carry over into 2012.

FERC’s issuance of the notice of inquiry (NOI) on transmission incentives in May of last year provided ITC an opportunity to strongly advocate and highlight the benefits of these independent transmission models through its responses. The NOI also provided a good platform to speak to both our accomplishments in meeting FERC’s goals of promoting transmission investment, along with the benefits that accrue from these investments, which were the primary objective for FERC’s policies in creating the independent model. Although there is no defined next step within the NOI process, if there is in fact a next step at all, we continue to believe that there will be no material implications for our business model.

In addition to the NOI, there was also much attention paid to FERC’s authorized ROE’s including a formal complaint filed against the base ROE for New England transmission owners. While this specific complaint does not directly impact ITC, we will continue to monitor the process, recognizing that it will represent an important milestone with respect to solidifying FERC’s methodology for accessing just and reasonable ROE’s.

While an outright dismissal of the complaint would serve as the most expeditious manner for the FERC to solidify its views on the issues, FERC may also choose to further enhance the record on this particular issue through the hearing process. However, as I stated in late 2011, regardless of which path FERC ultimately takes to resolve this issue, we expect FERC to stay the course in supporting its policies promoting critical transmission investment by maintaining established ROE’s that continue to fall within a zone of reasonableness.

Needless to say, 2011 was certainly an active year for ITC on the strategic front as well, culminating with our announcement on December 5th that we had reached a definitive agreement with Entergy Corporation under which Entergy will separate its Transmission business and merge it with ITC in a tax-free Reverse Morris Trust transaction.

A little over two months have passed since we announced the transaction with Entergy during which much of our efforts have been focused on our initial outreach plan, which consists of identifying and meeting with key constituents of Entergy’s Transmission business. The objective of this outreach effort is largely centered around ensuring that we take an opportunity to clearly explain the proposed transaction, effectively introduce ITC and our independent transmission model, as well as its inherent benefits, and seek to better understand the perspectives and concerns of these parties who will be actively involved in the regulatory approval process.

These meetings have proven to be informative, and we hope that they will serve to help facilitate an effective regulatory approval process. While the stakeholder outreach effort will continue over the next months, we are also actively engaged in developing and preparing our various required regulatory applications. The regulatory applications will be filed at the appropriate time taking into consideration the statutory time requirements in some jurisdictions, a procedural scheduled associated with the Entergy efforts to obtain regulatory approval to join MISO, the feedback gained during the stakeholder outreach effort, and other an important considerations and factors.

Naturally, our goal in this process is to position and time to our filings in a manner that results in the highest probability of success, and we believe that our process will allow for just that. We currently anticipate being in a position to share a more comprehensive filing schedule during our first quarter call later in April.

Lastly, part of the focus of our call today is to provide an overview of ITC’s standalone five-year capital plan for the period 2012 through 2016, which Cameron will address more in a moment. This update is very much in line with our previous plans and strategy, and continues to center around investments in our base systems and generator interconnections to improve reliability, reduce congestion, and facilitate competitive markets.

We also continue to see the landscape for transmission investment as very robust and supportive for our development plans given all the factors that we have previously highlighted including historical under-investment, reliability needs, the integration of new, fossil sources, and facilitating a 21st century grid. Further, a core component of our strategy is our leadership position in advocating and facilitating transmission investment for the long-term benefit of this country. We believe that our relentless advocacy around principles focused on facilitating transmission investment has and continues to play an important role in leading transmission policy reform in this country.

As the company continues to grow and expand, we remain focused on maintaining our ability to effectively achieve strong performance at our operating companies, while also making sure we are appropriately organized to identify new opportunities and execute on our strategic initiatives. Our management reorganization in early 2011 supports these goals by providing a stable and enduring leadership team to support long-term sustained success, while also building leadership flexibility to support the growth of the company.

As we turn to 2012, we face yet another year of opportunities for the company with a further significant ramp up in our capital investment program, while also continuing to focus on providing solid utility operations and advancing the Entergy transaction through the approval process. I am confident in our ability to again deliver on all of the key objectives in 2012 as we have consistently demonstrated in all of our prior years of operation.

I will now turn the call over to Cameron for the financial update.

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

Thanks Joe and good morning, everyone.

I will start today’s call by updating and summarizing our financial results for the fourth quarter and full-year 2011, after which I will provide an overview of our updated five-year plan. As Joe noted, our successes on the operational front have once again translated into solid financial performance for the Company.

For the fourth quarter of 2011, reported net income was $42.7 million, or $0.82 per diluted share, as compared to net income of $36.8 million, or $0.71 per diluted share, for the fourth quarter of 2010. Reported net income for the twelve months ended December 31, 2011 was $171.7 million, or $3.31 per diluted share, compared to $145.7 million, or $2.84 per diluted share, for the same period last year.

Operating earnings for the quarter were $44.9 million, or $0.86 per diluted share, compared to $36.8 million, or $0.71 per diluted share, for the fourth quarter of 2010. Operating earnings for the year-ended December 31, 2011 were $174.0 million, or $3.35 per diluted share, compared to $145.7 million, or $2.84 per diluted share, for the same period last year.

Our operating earnings for the fourth quarter and for the full-year 2011 period exclude after-tax expenses of approximately $7.0 million, or $0.13 per diluted share, associated with our previously announced transaction with Entergy and a one-time after-tax gain of approximately $4.6 million, or $0.09 per diluted share, resulting from the adoption of the Michigan Corporate Income Tax as a replacement to a predecessor Michigan Business Tax. Consequently, operating earnings are reported on a basis consistent with how we provided earnings guidance for the year, and exclude the aforementioned items that were not contemplated when we set guidance and do not impact the future earnings potential for the Business.

The primary drivers contributing to the increases in operating earnings include higher rate base and AFUDC at our operating companies resulting from our capital investments for the quarter and full-year period, partially offset by slightly lower revenues associated with the expiration in May of 2011 of the amortization of the ITCTransmission rate freeze deferral.

Our financial performance for 2011 is largely a reflection of our success in executing our capital plans for the year, which totaled $632.9 million across all of our operating companies. This amount includes $93.0 million, $156.9 million, $269.1 million, and $113.9 million at ITCTransmission, METC, ITC Midwest, and ITC Great Plains, respectively. As Joe noted, we are very pleased with the successful completion of our 2011 capital plans given the significant ramp-up in our capital investments in comparison to prior years, and the impact of advancing multiple large-scale projects during the year.

Turning to 2012 and our guidance for the year, we are reiterating our operating EPS guidance of $3.90 to $4.05, which excludes any anticipated expenses associated with the Entergy transaction. In addition, we are initiating aggregate capital investment guidance for the year of $730 million to $830 million, which includes $185 million to $210 million, $155 million to $180 million, $295 million to $325 million, and $95 million to $115 million at ITCTransmission, METC, ITC Midwest and ITC Great Plains, respectively.

From a capitalization liquidity perspective, the company remains very well-positioned to execute on its investment plans and initiatives going forward. In November 2011, we arranged $100 million, of 3.50%, 15-year first mortgage bonds for ITC Midwest. The financing was priced in November and closed in January of this year in order to take advantage of the favorable interest rate environment we continue to experience.

Our financing calendar for the remainder of the year is relatively light including refinancing the ITC Midwest revolving credit facilities in the first half of 2012, along with additional fixed debt requirements at ITC Holdings and METC in the second half of the year.

In highlighting our capitalization requirements, it is also important to note that on December 5, 2011, S&P upgraded the credit ratings of ITC Holdings and all of our operating subsidiaries. This upgrade was a reflection of their view that ITC has improved its business and financial risk profiles to levels that are commensurate with the increased rating. Further, the upgrade reflected S&P’s expectation that the announced Entergy transaction, which has credit quality enhancing elements, will ultimately close in a manner that preserves credit quality.

Moody’s also reaffirmed its credit ratings for ITC Holdings and its subsidiaries on December 5th. We are very pleased with the positive trend and ongoing recognition of our strong credit quality by the rating agencies, which should serve to continue to promote efficient access to the capital markets to finance our capital expenditure plans going forward.

As for our current liquidity position, as of December 31, 2011, we had $58.3 million of cash on hand and $464.9 million of net undrawn revolver capacity bringing our total liquidity position to approximately $523.2 million. Our total capacity available under our revolving credit facilities is currently $666.0 million. Our liquidity position was improved in 2011 due to both the incremental capacity available to us under new revolving credit facility arranged during the year, along with strong operating cash flows experienced throughout the year.

For the twelve months ended December 31, 2011, we reported operating cash flow of $380.9 million, which includes approximately $44.0 million of revenues in excess of our actual revenue requirements, largely as a result of higher monthly peak loads compared to what had been forecasted in developing our 2011 network transmission rates. Peak load for the full-year was approximately 6.3% better than the load forecast utilized to establish our 2011 rates, primarily due to the above average heat experienced during the summer months. As a result, we ended the year in an aggregate payable position of approximately $44.0 million with respect to our formula rate true-ups for 2011.

Our consistent and predictable historical finance performance is one of the cornerstones of our ability to deliver on our future commitments including our updated stand-alone five-year capital plan, which totals approximately $4.2 billion for 2012 through 2016. As Joe mentioned, our new five-year plan is largely a continuation and extension of our established strategy of investing in our base operating companies to achieve best in class operations and allow nondiscriminatory access to all generating resources, while also advancing and expanding our development opportunities and portfolio.

As a result, our plan remains focused on three core areas of capital investment including investments in our base operating companies of approximately $1.6 billion, investments in generator interconnection projects within our base operating companies of approximately $900 million, and investments in development projects of approximately $1.7 billion. Investments in our base operating companies continue on the same trajectory as we have previously laid out with the ultimate goal of achieving and maintaining best in class operations for our systems.

These plans are reflective of what we have characterized historically as the investment lifecycle of the systems that we acquire. ITCTransmission, the system that we have owned the longest, is a top performing system and the most mature from a capital investment perspective. Consequently, the ongoing base investment needs of this system are generally at maintenance levels.

METC, which we acquired in late 2006, is also a strong performing system and is nearing maturity, but there continues to be a number of investment requirements necessary to address lingering issues with that system. Our expectation is that we have at least several more years before reaching maturity on this system. Lastly, ITC Midwest, acquired in 2007, is still in the early stages of its capital investment lifecycle, although the system is showing signs of improvement. Given the capital investment needs of this system, we anticipate that it will reach maturity well outside of our current five-year planning horizon.

In addition to the base investments at our operating companies, system upgrades to support new generator interconnections continue to play an important role within our Business model and our resulting capital investment plans. Our generator interconnection investments at our operating companies continue to be robust with a slight decline compared to our prior plan due to an anticipated shift from generator specific network upgrades to more backbone infrastructure projects such as the MISO MVP projects. I will remind you that well over half of this category of investment opportunity is comprised of our Thumb Loop Project here in Michigan, which has all of its regulatory approvals and is currently under construction. As we have discussed historically, as we are successful in advancing more regional transmission expansion and backbone-type projects, the need for significant upgrades associated with individual generator interconnections should begin to diminish.

In addition to pursuing necessary investments in our current systems, we continue to identify and promote incremental development opportunities in an effort to grow and diversify our development project portfolio, as well as advance projects through this portfolio. Our goal in establishing and maintaining this portfolio is to build a sustainable and robust pipeline of new transmission projects which are needed for the ongoing expansion of the grid within our targeted regions, the South Central region and the North Central region. The portfolio is essentially driven by our assessment of the following key variables: the identified need for the project, where the project resides in the planning process, and ITC’s anticipated ability to participate in the projects.

Since the rollout of our last five-year plan, we have made meaningful progress in continuing to pursue and solidify incremental development projects, largely a result of the favorable developments Joe highlighted around regulatory reform as it relates to planning and cost allocation. SPP and MISO have advocated and implemented more progressive policies, which have already resulted in the approval of regional projects and should continue to further incremental regional transmission infrastructure investment.

Consistent with our historical approach, we have assessed our overall development pipeline over the next five years and categorized various development projects that comprise the portfolio into three phases, design, intermediate, and advanced. Within these categories we have further probability weighted each project based on the expectation that it will be constructed, ITC’s ability to participate in it, and the likelihood of the project moving forward in the five-year planning horizon.

Based on this analysis, we are forecasting capital investments of approximately $1.7 billion for our development projects over the 2012 to 2016 period. It is worth noting that our current development portfolio of projects, and consequently, our expected development-related capital plan over the next five years, does not yet reflect incremental transmission investments, which will likely be required upon implementation of recently promulgated EPA standards. Although the timing and ultimate impact of these rules are currently in flux, we believe that the trends of stricter environmental standards will likely ultimately continue, which will force a fundamental evolution of the generating portfolio in the US, leading to, amongst other things, the need for further expansion upgrades or changes to existing transmission infrastructure.

As we sit here today, this opportunity reflects upside to our development portfolio and capital investment plans. Both MISO and SPP are in the initial phases of attempting to understand the potential implications of these rules as they relate to incremental transmission needs. Given that these regions are still in the preliminary stages of this analysis, we expect to have more visibility over the coming year on the potential effects of these rules and how transmission will play a role in addressing related, expected reliability issues.

We have made solid progress in advancing projects through the development pipeline, which has resulted in approximately $861 million of advanced projects represented in this year’s plan, including $343 million associated with the advanced ITC Great Plains projects, Hugo to Valiant, KETA, and the Kansas V-Plan, and another $518 million associated with our incremental development activities in the South Central and North Central regions. More specifically, in the South Central region, we have identified advanced stage projects associated with our partnership with Sunflower and Mid-Kansas, under which we anticipate certain regional and lower voltage projects being assigned to ITC Great Plains.

We are in the process of finalizing a new agreement with Sunflower and Mid-Kansas, under which they are expected to grant ITC Great Plains the exclusive option to build transmission projects which Sunflower or Mid-Kansas elect not to construct. These projects would include major regional transmission projects assigned to Sunflower and Mid-Kansas by SPP through the ITP process, as well as local lower voltage transmission projects identified by other companies. Our previous agreement with Sunflower and Mid- Kansas, which was reached in 2008, resulted in Sunflower and Mid- Kansas designating ITC Great Plains to build its portions of the KETA and Kansas V-Plan transmission projects.

Further, this category includes advanced stage projects associated with ITC’s portions of the four MISO MVP projects, which we highlighted just after the MISO Board approval in December of last year. Consistent with our previous announcement around these projects, we anticipate our aggregate investment in these four MVP’s being in excess of $600 million, which includes investments that fall outside of our current five-year planning horizon. The four MVP projects that ITC expects to participate in are:

•	Project 3, located in South Central Minnesota and North Central Iowa,

•	Project 4, located in North Central Iowa,

•	Project 5, located in Southwest Wisconsin and Eastern Iowa, and

•	Project 7, located in Northeast Missouri and Southern Iowa.

We anticipate providing more definition around specific investment opportunities for each of these individual MVP projects as we advance them through the routing and siting processes over the course of 2012.

Our focus in the coming months will be on progressing all projects in our development portfolio including projects within the design and intermediate phases of the portfolio, which represent approximately $871 million of our expected development capital investment over the next five years. These projects are important in continuing to support regional and local transmission infrastructure, which is necessary as we continue to expand and improve the grid.

Further, these projects also support ITC’s anticipated growth in the outer years of our plan. Our overall capital investment plan over the five-year period results in projected increases in our combined rate base plus construction work in progress (CWIP) balances for projects that do not have CWIP in rate base regulatory treatment from $3.2 billion in 2011 to $6.3 billion in 2016, which represents a compound annual growth rate of approximately 15% over the period. Both rate base and CWIP balances are an important element of our earnings power given the fact that we earn on both, including an allowance for funds used during construction on CWIP balances not included in rate base.

As we have stressed, we view our dividend and associated dividend policy as an important element of our total shareholder return proposition. We remain committed to continuing to grow the dividend annually, but in a manner that recognizes a significant investment opportunity we see in the business. Historically, this has translated into annual dividend increases of approximately 5%.

As we look at 2012 and beyond, we believe that we have additional flexibility with respect to dividend increases, as compared with our historical approach, while still preserving sufficient capital in the business to fund anticipated development opportunities. We expect this additional flexibility to allow us to preserve payout ratio in the high 30% range as we continue to grow our earnings at a strong pace. However, given both our robust development pipeline and our pending transaction with Entergy, we expect to be measured and how we seek to increase the dividend over the course of the next couple of years.

Our anticipated capital requirements to fund our new five-year stand-alone plan total approximately $5.5 billion. This amount reflects the total cash outflows necessary to support the capital expenditure plan, dividends, and re-financings of existing debt maturities. We expect internally-generated cash flows will fund approximately 45% of our overall cash requirements and new debt financings to fund the remainder.

Consequently, consistent with prior years, we still do not anticipate the need for any new equity issuances to fund our five-year plan. Our plan also continues to support the maintenance of our solid investment grade credit ratings as evidenced by recent upgrades by S&P, which remains an important aspect of our financial objectives.

We strongly believe that our five-year plan positions the company well to provide our shareholders with a superior total return proposition while we continue to make much-needed investment in transmission infrastructure for the benefit of customers. Our $4.2 billion capital investment plan for the 2012 to 2016 period is expected to generate compound annual growth and earnings per share of 15% to 17% over this timeframe, of which approximately 12% to 13% is driven by capital projects that we would characterize today as being highly probable, including our base operating company, generator interconnect, and advanced stage development projects. These highly probable projects, coupled with our strong track record of advancing development initiatives through our pipeline, reinforce our confidence in the overall $4.2 billion capital investment plan and the corresponding 15% to 17% growth expectations.

Lastly, it is worth noting that although we have spent a portion of our discussion today focused on updating on stand-alone five-year plan, none of this reflects our expectations for the pro forma business post-closing of the Entergy transaction. We remain focused on and committed to implementing and closing the Entergy transaction, as we strongly believe that this provides incremental value above and beyond what we can deliver on a stand-alone basis and represents a unique transformational opportunity for our company.

As Joe discussed, our successful performance on all fronts in 2011 continues to reinforce our strong track record of delivering on the commitments that we have made to our customers and shareholders and demonstrates the ability of our company to continually successfully meet new challenges.

At this time, I would like to open the call to answer questions from the investment community.

Operator

(Operator Instructions)

Jonathan Arnold, Deutsche Bank.

Jonathan Arnold - Deutsche Bank

I have a question on the rate base forecast. If I look at where it is now for 2015, it seems to be roughly $400 million higher than the forecast was for 2015, and I know you are now excluding the CWIP piece, because you didn’t used to show that. Could you give me some sense of what’s driving rate base higher quicker than the prior plan?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

Jonathan, this is Cameron.

I think when I look at the numbers, the 2015 rate base, excluding what is in the category of CWIP now, is roughly equivalent to what we had in the 2010 plan for the ’11 to ’15 timeframe. So I don’t think there’s a material difference in what’s actually in rate base in 2015 relative to what we showed last year. I think the difference is what’s in CWIP, which we have now included in that table, as opposed to last year, where it was just a pure rate base calculation.

Jonathan Arnold - Deutsche Bank

Okay, when I looked it was 4.9 before and it looks like it is 4.5 now, but I can — I’m sorry, 4.9 before — I’ll follow up off-line, Cameron.

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

I think it is still 4.9 now, but we’re happy to follow-up with you to reconcile that.

Jonathan Arnold - Deutsche Bank

The second thing — on dividends, if I can clarify what you are saying — before, the slides had talked about targeting a 40% to 50% payout, and now you are saying, maintaining in the high 30%s. I know you’ve been talking about a historical growth of 5%-ish, so depending on how we want to define high 30%s, that could be slightly slower or significantly higher growth than you’ve had over the past few years. And, then you said you want to be cautious, so I’m not really sure I fully get what the message is on dividend versus what it was before.

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

Sure. I’m happy to clarify.

I think as we’ve looked at it historically, we have obviously grown the dividend at a pace of about 5% annually, and as I’ve noted in my prepared comments, we see flexibility to increase that above our historical 5% level going forward. The growth in earnings we have been able to achieve, obviously, has been quite strong. In maintaining something in that 40% to 50% payout ratio going forward in time, it’s going to require fairly healthy increases in dividend policy over the next few years to do that. So, as we sit here today with the pending Entergy transaction, as well as what we see as being likely to occur in the development pipeline, we expect to increase the dividend at a level that is above what we have been able to do historically.

But I think we will be cautious on how we do that in a way that best provides sufficient flexibility as we continue to advance both the Entergy transaction and development portfolio. We don’t want ahead of ourselves. We don’t want to find ourselves in a position where we’ve increased the dividend at a level that, if incremental opportunities present themselves, that we are finding ourselves in a position of having to go out to fund through new equity issuances. So, we are being cautious in how we do it, but we do see flexibility, obviously, to increase the dividend at a pace that is higher than what we have done historically.

Jonathan Arnold - Deutsche Bank

That’s very helpful. Thank you Cameron.

If I could ask one other more financial question — it looked like you had a slight reversal in the deferred tax number in the fourth quarter, whereas normally we see that growing positive through the year. Any insights into what’s going on there?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

Off the top of my head, no. But, I’m happy to follow-up with you on it.

Jonathan Arnold - Deutsche Bank

Okay. Thank you.

Operator

Neil Kalton, Wells Fargo Securities.

Neil Kalton - Wells Fargo Securities

Just a question on advanced development — my understanding, to clarify, that includes both projects in Kansas and the MVP projects in Iowa as well? And, the total is about $518 million, and we know that in Iowa, the CapEx that you think you could do with the MVPs could be $600 million over some period of time, likely within the next five years. So, I guess what I’m getting at is — what is the weighting that you have described to those projects? How much more incremental could we see if those actually move to 100%?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

Good question, Neil, and let me just clarify one thing you said.

The $600 million, or in excess of $600 million, which is our expectation for the MVP projects, includes investments that are likely to incur outside of the five-year planning horizon. So, of the balance of the advanced stage projects — which again includes $861 million of projects, which is $343 million for the Great Plains projects and the balance being for new development projects we have promoted into the advanced stage category — only a portion of the MVP projects is included in that balance, because some of it is going to fall outside this five year planning horizon. So to answer the second part of your question, I would say on the MVP projects, in particular, we have a very high probability rating just given that those projects have received regulatory approval. However, there is still work to do in promoting them through the routing and siting processes, so they are not weighted at 100% at this stage. If you look at some of the materials we’ve provided, the advanced stage category contains a little bit more on an un-probability weighted than what we have in our actual capital plan, but I would not characterize it as significant at this point.

Neil Kalton - Wells Fargo Securities

Okay. I’ll try this one.

How much of the MVPs do you expect to fall outside of the five year time horizon?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

As we sit here today, there is probably, in the North Central region, in the neighborhood of $400 million associated with those MVP projects in the five years, with the balance falling outside the five years. I would tell you, the $600 million — or in excess of $600 million — really needs to be refined as we work through routing studies for these projects. These are high-level assessments and assumptions that MISO has devised in approving these MVP projects, but there still remains a fair amount of work to refine these estimates. But as we sit here today, it is generally split that way.

Neil Kalton - Wells Fargo Securities

Thanks.

Operator

Jay Dobson, Wunderlich Securities.

Jay Dobson - Wunderlich Securities

Since we are on development backlog, maybe just talk a little bit about the expenses you incurred in 2011 that would be those Holdco development. I think what you’ve led us, Cameron, to believe, they would be $15 million to $20 million a year. What that was in 2011, and with the development backlog growing, is that an amount of money we ought to assume will grow a little faster going forward?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

I’ll address the first question before.

I think the 2011 total non-recoverable expenses were in that — they were certainly in the $15 million to $17 million range, consistent with our prior guidance around our level of expectation for those expenses. As we look forward in time, obviously, I think as we continue to promote and look at an environment that allows for promotion of more regional transmission expansion projects, we are pursuing new opportunities that will continue to fill the pipeline. I think our goal clearly is to ensure that we have a robust backlog of projects that we are trying to advance.

We are continuing to develop new projects, while at the same time advancing items that are already in the pipeline into the advanced stage category, and ultimately, into construction, where they can create value. The overall size of the pipeline — it is important, but obviously less important to some degree than our ability to continue to promote projects through the pipeline and actually have them move into the construction phase.

Jay Dobson - Wunderlich Securities

Okay, got you.

Specific to those non-recoverable costs — would that be an amount that would trend higher, as well, as you have a higher amount of development activity?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

No. I think, in general, the guidance we have provided historically — and I apologize; I think I misspoke earlier; it’s $20 million to $25 million of total non-recoverable expenses annually. We still feel like that is a reasonable estimate as it relates to our stand-alone plan, and provides us sufficient flexibility to allocate the financials resources we need to pursue these development initiatives. As and when we ultimately close on the Entergy transaction, assuming we are successful in doing that, we will obviously have to reassess what the needs will be from a development perspective, given the platform that we will then have to pursue those opportunities, and it could likely change. But as we sit here today on a stand-alone basis, we are not updating and not changing that historical guidance we provided of $20 million to $25 million of total non-recoverable expenses annually, which includes our development expenses.

Jay Dobson - Wunderlich Securities

That’s helpful.

And Joe, at the end of your prepared comments you were talking about a bit more granular schedule for filing some of these regulatory filings involved with the Entergy transaction; maybe having that on the first quarter call in April; and appreciate that, that is probably moving around. But, I guess as I have thought about it, assuming these would take about a year and your desire to close this in the first half of ’13, it probably requires filing in the second quarter if not before. Any of the discussions you have had suggest a schedule, broadly, that would be outside of that?

Joseph Welch - ITC Holdings Corp. - Chairman, President & CEO

Candidly, the discussions that we have had to date, we have not been able to really — what I would say — pin down a true filing schedule, which is what I commented to. The fact is, we are really more so in this transaction than before, listening to the inputs from the multi-stakeholders, and trying to get all of their questions answered in advance. The goal of this is, historically — I think what has happened is, in an effort to get things really moving quickly, have made our filings, and then that really locks us out of being able to talk to people on a robust basis. So what we are trying to do is define what we want to get in those filings, answer the questions that we can, and hear the questions from people so we can answer them directly in the filings, with the overall objective of bringing the closure date or the order date, which is the objective, and quicker. So, we are trying to spend more front-end time now with the hopes — not with the hopes, with the objective — of knocking off some on the back end, so we can get those orders out.

Not only that, but at the regulatory level for Entergy Corporation — and I addressed this in my prepared comments — that they are going through the MISO approvals, and some of the regulators want to take this really one bite at a time. They’d like to get through the MISO process first, so they can understand RTO memberships, and then deal with the independent transmission companies. So, we are trying to stay respectful of that requirement also. But, I think we will still get ourselves — as we’ve said in our announcement of the transaction, we felt that we would get this done in about 18 months, and I think that we still have a schedule that will keep us doing that.

Jay Dobson - Wunderlich Securities

That’s great, Joe. Thanks for the clarity.

Cameron, I will throw this to you, but maybe Joe will have comments. I noted with interest your comments on potential reliability or investment opportunity around some of the stricter environmental standards that are coming for many of the coal plants, particularly in the Midwest; and was wondering if you could flesh that out a little bit. It’s certainly something many of us have thought about. But also, are you seeing any early signs of that in and around coal-to-gas switching that would give you an implication or indication of how much spending it might be, and maybe what areas are more prone to it than others?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

Jay, I will provide just a couple of comments of what we are seeing in the marketplace, and I will turn it back to Joe to give you his views as well.

I think what we have seen is a very — an environment where SPP and MISO’s ability to plan for the implications of EPA is, they have had a little trouble getting off the ground, quite frankly. Some of that stems from the fact that there is still uncertainty as to the specific timing of these new regulations; and some of it stems from the fact that, as you can imagine, if you are a generator owner, not everyone’s been terribly forthcoming with all of their plans as to how they would intend to comply with new regulations, which is obviously a critical input towards planning for the system. SPP is just kicking off now a supplemental study process that is really designed to begin to assess these EPA rules and the implications within their region, which will look at anticipated capital upgrades to particular generating stations; particular retirements; coal-to-gas switching, as you highlighted earlier; a new generation that may be needed; as well as what transmission constraints or reliability issues may be created from these efforts to comply. That is a process that we would expect to continue over the next year or so, and hopeful we will see some clarity as we work through that into what some of the long-term ramifications may be from a transmission perspective.

Their recently announced ITP 10 plan did not really assess these impacts, so they are now having — or now being forced, to some degree — to pursue a supplemental planning process that will look at those on top of their other planning criteria. In MISO, probably a little less progress, specifically, than what we have seen in SPP, although we are at least starting to see MISO move forward and beginning to make and beginning to assess some of the planning criteria around the EPA requirements as well. Their process, again, has been a little slow in getting off the ground, for all the reasons I previously described. But, we do remain optimistic that over the course of the next year or so we are going to start to see more specific planning around the ultimate promulgation of these rules and what it will mean for the region from a reliability and transmission expansion perspective.

We continue to believe that these will result in, I think, fairly significant investment needs around the transmission system. We certainly don’t see an environment where environmental standards are going to become less strict; and certainly feel that, obviously, transmission can play an important role and will play an important role in ensuring that we sustain reliability through this evolution of new environmental standards and what ultimately will change the makeup of the generating fleet, particularly in the Midwest and Southwest where we are focused.

Joseph Welch - ITC Holdings Corp. - Chairman, President & CEO

I would just add to that — this is Joe Welch — that the fact is, that I think as the RTOs start to work through this process, first of all, I think, as Cameron said, not all of the information has been forthcoming on a really quick basis from the utilities. But, in fact, I think the RTOs are going to be in a position for reliability purposes to have to look at the region on a reliability planning basis a lot more strictly than they have in the past. Because it is going to cause some generators to be shut down, and as that happens there could be the fear that you are not going to meet your reliability standards by having adequate generation available. The only way to really do it is to look to the region, and make sure that you have free-flowing transmission so that you can import and export to any region on a real-time basis without constraint. I believe that, that is going to be the place where they get to the optimum environmental footprint.

So, I think it is going to call for more transmission, but that will be as the RTOs go through this planning process. But I think that there is a lot of work to be done in this area, and candidly, there is a lot of apprehension from a lot of different people over this, but were are going to move there. As Cameron said, the standards aren’t getting less, they’re getting more.

Jay Dobson - Wunderlich Securities

That’s great. I appreciate the clarity.

Operator

Kevin Cole, Credit Suisse.

Dan Eggers - Credit Suisse

This is actually Dan.

Cameron, just following up on that last question about the EPA CapEx. If you guys were to find the ability over the next five years to put more capital to work on that side, does that potentially crowd out other CapEx you have earmarked in from a spending perspective? Or does that raise the overall base? And then, how do you think about funding that base with new equity, given some of the dilutive attributes of raising equity to fund it?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

Good question, Dan.

As we look out at the plan, and particularly in the — let’s call it the ’14 to ’16 timeframe — we do have flexibility in the plan to assume incremental investment opportunities without being in a position to need new equity and raise new equity. I think as we look at the stand-alone plan, there is clearly some flexibility in there, and we are generating some cash that would allow us to do more without stressing the balance sheet. Our ability to probably provide ourselves with a little bit more balance sheet flexibility here over the last couple years could prove to be very beneficial as we move forward in time, in the sense that we can take on more without stressing the balance sheet or needing to raise new equity.

There is obviously going to be a limit to that. The other lever that we would have to be able to manage to that, is to push out some of the other base capital investment needs a little further in time, because we still have some degree of flexibility in the particular timing around the base capital investments — when we make those; and some of those could be pushed out if there are more compelling needs around reliability projects associated with these EPA standards. I think we’ve worked very hard over the last couple years, and we will continue to work hard to ensure we have flexibility. There will ultimately be a limit to that, and some of that is going to depend on, obviously, where things end up with the Entergy transaction. But I would not suggest that we view ourselves today as being inflexible in terms of being able to accommodate incremental requirements over the course of this five-year plan.

Dan Eggers - Credit Suisse

That was helpful. Thank you.

On the dividend conversation earlier — when you look at bringing the payout ratio down, but then raising the growth rate, is that a function of, basically, you are finding a better sweet spot on retained equity with a lower payout ratio? Or as you have gone through with the agencies, or you have seen more ability to put a little extra leverage at the holding company to support a higher dividend growth rate?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

It’s more of a function of, when we look at the opportunities that are near-term, as well as the cash we are going to continue to generate in the Business as we make the capital investments and grow the earnings in the company, we have some flexibility to, again, increase the dividend at a rate that is higher than what we have been able to do historically, while ensuring we maintain the flexibility, as I just described, to continue to pursue more projects to the extent we are successful beyond what is currently in our plan. I think our dividend policy has always been geared towards trying to find that sweet spot. How do we continue to grow the dividend at a pace that appropriately rewards shareholders currently, while at the same time maintaining flexibility to efficiently fund what can be a somewhat more uncertain development portfolio?

That is probably even compounded now, given the pending Entergy transaction, as we don’t want to put ourselves in a position where we’ve overextended ourselves from a dividend perspective, and find ourselves stressed in terms of trying to make the capital investments that ultimately we have the opportunity to make in the business.

Dan Eggers - Credit Suisse

Okay. One last question — what are expectations for the cost around executing on the Entergy transaction that we should be modeling in or assuming in? I know it’s not in the recurring guidance, but how should we think about the cost, after a reasonably big number the fourth quarter?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

It’s a bit of a barbell, as you can imagine. There were some relatively bigger numbers that were required to get the transaction to announcement; and there will be relatively big numbers when we ultimately close the transaction. In between, I’m not really in a position to put a definitive number on the table for you today as it relates to what’s going to be the ongoing internal cost and support costs associated with both furthering the implementation of the transaction, integrating the business into ours, or beginning the integration process, even pre-close. And then, obviously, what costs we’ll occur in pursuing the regulatory filings.

We will endeavor to provide a little more clarity on that when we get to our first quarter call and have a more definitive timeframe to share as well. But I would not characterize them as being overly meaningful, at least in the intervening period. Obviously, when we get to close there will be more meaningful dollars that are more contingent-based, success fees that are outstanding.

Dan Eggers - Credit Suisse

Great. Thank you, guys.

Operator

(Operator Instructions)

Greg Reiss, Catapult.

David Frank - Catapult Capital Management

Good morning. This is actually David Frank.

A question for Joe, Cameron. Have you guys examined the ability of ITC to form an MLP or restructures? And might you give these types of value creation initiatives consideration if ITC were to continue to trade at a discount to a low-growth utilities sector?

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

I will jump in on that — this is Cameron — and I will ask Joe if he has other additional comments.

First of all, let me make a very simple statement. We are always interested in assessing opportunities that have the potential to create incremental value for shareholders; and hopefully, that goes without saying, but I will say it nonetheless. I think we would view ourselves as fairly creative, and have demonstrated we are willing to be fairly creative to try to execute things that are value-enhancing to shareholders. As it specifically relates to the MLP or REIT discussion, there has been a lot of chatter around that in this space over the course of the last few years.

It is something that we have historically looked at, and we do continue to think about, as it relates to an option that we could ultimately pursue in the future. I would tell you as we sit here today, I don’t think we have any sort of plans in the near term to try to execute something like that, for a couple of reasons. One is, I’m not sure that, ultimately, given the regulatory construct that we have been able to achieve, as well as some of the focus around particular aspects of that, that Joe highlighted in his comments, it’s not necessarily the best time to try to pursue something like that. Nor is it necessarily clear to me it’s the most efficient way for us to capitalize the Business going forward, given the specific needs that we have and the pending transaction with Entergy.

However, it is something that we will continue to keep on our radar screen, as we will hopefully other opportunities that may present themselves that can enhance shareholder value, while also providing us the ability to execute our strategic plans. But it’s not something today that I would want to suggest we have firm plans to go out and pursue in the near term.

David Frank - Catapult Capital Management

Great. I’m just looking at a comparable company, like a Starbucks, that has the same projected growth rate and similar payout ratios; and you trade at a 25% discount to them on a PEG ratio, yet you guys are a much, much safer investment. Maybe you are just being comped to the wrong group of companies. Maybe you should be comped to growth sector companies. And you are kind of an anomaly, though — you are like a safe yieldy regulated growth sector company. I’m just trying to think out loud of ways you can close that gap.

Cameron Bready - ITC Holdings Corp. - Executive Vice President & CFO

I think we clearly agree with your comments, in the sense we are a bit of an anomaly; and it is a little more difficult, I think, at times for people to understand a growthy utility. And how to think about a growthy utility when you tend to get comped and peered against utilities that are, obviously, much slower growth. It does create a bit of an odd dynamic for us.

I think our perspective has been, and continues to be, that we believe strongly in the value creation potential of the business. We are working very hard to execute on and deliver on that for the benefit of our shareholders. We’ve tried to, as best we can, give clarity around what drives the growth prospects for the Business, and how certain those are; recognizing that it is becoming a more competitive landscape, and we are limited on how much we want to say about some of our growth initiatives that may otherwise compromise our ability to be competitive.

So, we are trying to balance all those factors and make sure it’s clear that the growth potential, and how certain the growth potential is from our perspective, is communicated to investors. But we share a bit of the concern, I would say, that it is difficult at times for people, I think, to understand from a value proposition what ITC can deliver, given it is a unique utility from that perspective.

David Frank - Catapult Capital Management

Okay, thanks. Good luck, guys.

Operator

I’m showing no further questions. I would now like to turn the conference back over to Ms. Gretchen Holloway for any closing remarks.

Gretchen Holloway - ITC Holdings Corp.- Director of Investor Relations

This concludes the question-and-answer portion of our call. Anyone wishing to hear the conference call replay, available through Wednesday, March 7th, should dial toll free 855-859-2056 or 404-537-3406. The passcode is 46891456. The webcast of this event will also be archived on our website at itc-holdings.com.

Thanks everyone, and have a great day.

Operator

Ladies and gentlemen, this does conclude today’s conference. You may all disconnect, and have a wonderful day.